

SECU 17016499

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MELVILLE ISLAND, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. JACKSON BLVD. SUITE 1711
(No. and Street)

CHICAGO	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS FLYNN 312-347-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPA PC
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd. Ste 1702	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis Flynn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Melville Island, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
DONNA M DUGDALE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/10/17

Signature

Managing Member

Title

Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath of Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Melville Island, LLC

(An Illinois Limited Liability Company)

Financial Statements
and Independent Accountant Report
December 31, 2016

Melville Island, LLC

(An Illinois Limited Liability Company)

Index

December 31, 2016

Page

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melville Island, LLC

We have audited the accompanying statement of financial condition of Melville Island, LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Melville Island, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Melville Island, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 8-10 Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Melville Island, LLC's financial statements. The supplemental information is the responsibility of Melville Island, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 8-10 is fairly stated, in all material respects, in relation to the financial statements as a whole.



Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 24, 2017

Melville Island, LLC
(An Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2016

Assets		
Cash and cash equivalents	$	13,183
,		
Total assets	$	13,183
Liabilities		
Accrued expenses payable	$	5,401
Other Liabilities		0
Total liabilities		5,401
Total Member' equity		7,782
Total liabilities and Member' equity	$	13,183

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Income

For the year ending to December 31, 2016

Revenues		
Security Commissions	$	0
Fee Income		0
Interest Income		3
Total revenue		3
Expenses		
Regulatory fines and charges		84,000
Telephone expense		602
Rents		4.130
Insurance		637
Illinois Secretary of State Expense		250
Consulting and professional fees		4,451
Other operating expenses		1,574
Total expenses		95,644
Net Income	$	-95,641

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Changes in Member Equity

For year ending December 31, 2016

Member's equity at January 1, 2016	$	10,423
Capital Contributions		93,000
Capital Distributions		0
Net income from operations		(95,641)
Member's equity at December 31, 2016	$	7,782

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Statement of Cash Flows

For year ending December 31, 2016

Cash flows from operating activities:		
Net income from operations	$	(95,641)
Adjustments to reconcile net income to net cash used in operating		
Depreciation and amortization		0
Increase in commission receivable		0
Increase in other assets		0
Increase in accrued expenses		(451)
Net cash used in operating activities		(96,092
Cash flows from investing activities:		
No activity		(0)
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contributions		93,000
Payment for capital withdrawals		(0)
Net cash provided by financing activities		93,000
Net Change in cash and cash equivalents		(3,092)
Cash and cash equivalents, beginning of the year		16,275
Cash and cash equivalents, end of the year	$	13,183

The accompanying notes are an integral part of these financial statements.

Melville Island, LLC

(An Illinois Limited Liability Company)

Notes to the financial statements

For year ending December 31, 2016

1. **Organization**

Melville Island, LLC (The "Company") an Illinois Limited Liability Company Act was formed on September 9, 2005. The Company was approved and began business as a Broker Dealer on October 11, 2006. The business of the Company is to engage in the matching of customers with other broker dealers for the executing of trades on organized exchanges in the United States for a fee. Melville Island, LLC is registered as a broker dealer with the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). The firm does not receive directly or indirectly, or hold funds or securities, or owe funds or securities to, customers and does not carry accounts of, or for customers, nor trades for their own account. The Firm is also authorized to do referral business with non-broker dealers of pre-public transactions/sale of securities between a non-broker dealer and a referred broker dealer's clients.

2. **Significant Accounting Policies**

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is engaged in a single line of business as a broker in which they receive commissions from their clients based on their introducing those clients to a third party registered broker dealer. The Company does not hold customer funds. Nor do they engage in proprietary trading.

Income Recognition

Commissions are recorded as earned on an accrual basis.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is considered as a disregard entity by the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes. The member is responsible for reporting their pro rata share of the profits or losses on their tax returns.

The Company applies the provision of FASB ASC 740. Income Taxes, which provide guidance how uncertain tax positions should be recognized and measured, present and disclosed in the financial statements. The managing member has concluded there is no tax expense to be recorded by the Company.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques to use measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices

in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash.

4. NET CAPITAL REQUIREMENTS

As a registered FINRA broker-dealer, Melville Island, LLC is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Melville Island, LLC is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2016, had $ 7,782 of net capital which was $2,782 in excess of the required minimum net capital. Early warning for net capital is $6,000.

5. RELATED PARTIES

Certain administrative and organizational activities are charged by a related party at cost to the Company. Those costs are reimbursable to the related party; no other expense sharing agreement is in place. During the year, the sole member contributed $ 93,000 into the company to cover expenses and a regulatory fine of $82,500.

6. SUBSEQUENT EVENTS

The Subsequent event standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. Management has evaluated subsequent events through February 24, 2017, the date the financial statements were issued.

7. REGULATORY FINE

The company settled with FINRA for sanctions that it engaged in a referral fee business not authorized in its membership agreement. The membership agreement has been amended to include such business.

Melville Island, LLC
(An Illinois Limited Liability Company)
Computation of net capital under 15C 3-1
Of the Securities and Exchange Commission
December 31, 2016

Total Member's equity	$7,782
Unallowable assets	
Haircut's required	0
Net Capital	7,782
Minimum net capital	5,000
Excess net capital	$ 2,782
Excess net capital at 1000%	$ 2,242
Early warning capital is at	$ 6,000

Note: The above information on this schedule is in agreement in all material respects with the Unaudited FOCUS Report Part II filed by Melville Island, LLC as of December 31, 2016.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
(An Illinois Limited Liability Company)

Computation of Net Capital Under 15C 3-1 (continued)

of the Securities and Exchange Commission

December 31, 2016

Aggregate Indebtedness

Items included in the balance sheet:

Accrued expense payable	$ 5,401
Total indebtedness	$ 5,401

Ratio: Aggregate Indebtedness to Net Capital 69.400720 to 1

Statement pursuant to paragraph (d) (4) of rule 17 a-5

There are no material differences between the amount presented in the computation of net capital as above and the amount as reported in the Company's unaudited Part IIA FOCUS report as of December 31, 2016,.

The accompanying notes are an integral part of these financial statements

Melville Island, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2016

RESERVE COMPUTATION
(see note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS

(see note below)

Note: Melville Island, LLC is exempt from Rule 15c3-3, as it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The accompanying notes are an integral part of these financial statements

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Melville Island, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Melville Island, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Melville Island, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Pursuant to the k 2 (i) exemption (the "exemption provisions") and (2) Melville Island, LLC stated that Melville Island, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Melville Island, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Melville Island, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) 2 (i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Robert Cooper & Company CPA PC

Chicago, Illinois 60604

February 24, 2017

MELVILLE ISLAND, LLC
EXMPTION REPORT
For the year ending December 31, 2016

Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Melville Island, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240. I 7a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

a) For the fiscal year ending December 31, 2016, Melville Island, LLC claimed exemption from 17 C.F.R § 240. 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule.

(1) The Company does not transact business in securities with, or for, other than members of a national securities exchange
(2) The Company does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4)
b) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) 2 (i) throughout the most recent fiscal year without exception.
c) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception.

I, Dennis Flynn, swear that, to my best knowledge and belief, this Exemption Report is true and correct.



Dennis Flynn

Managing Member
Melville Island, LLC
February 24, 2017

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE PERIOD ENDING DECEMBER 31, 2016

To the best of my knowledge and belief, the information contained herein is accurate and complete.



Dennis Flynn
Managing Member

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 1702
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722
rwcoopercpa@gmail.com

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members, Melville Island, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Melville Island, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Melville Island, LLC's compliance with the applicable instructions of Form SIPC-7. Melville Island, LLC's management is responsible for Melville Island, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and general ledger, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included in general ledger, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois 60604

February 24, 2017

Melville Island, LLC
SIPC Assessment Worksheet
For the year ending December 31, 2016

SIPC-7

General Assessment	$	0
Less payments made with SIPC 6		
Assessment balance due		
Revenue:	$	none
Additions:		
Net loss from principal transactions in commodities in trading account		none
Deductions:		
Commissions, floor brokerage and clearance		none
Net gain from securities in investment account		
Interest and dividend expense		
Total deductions		o
SIPC Net Operating Revenue	$	0
SIPC General Assessment at .0025 or 250	$	250